

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2024

Alvaro Quintana Cardona
Chief Financial Officer
iQSTEL Inc
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

> **Re: iQSTEL Inc**
> **Registration Statement on Form S-1**
> **Filed February 13, 2024**
> **File No. 333-277029**

Dear Alvaro Quintana Cardona:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed February 13, 2024

Summary of the Offering, page 4

1. We note your disclosure that your artificial intelligence-enhanced metaverse product line "goes beyond traditional virtual spaces by utilizing cutting-edge AI technology." It is unclear how artificial intelligence technology relates to your business. Please provide a more complete description of how you intend to utilize artificial intelligence in your products and describe your current phase of development. In addition, explain the basis for referring to your technology as "cutting-edge."

Selling Shareholders, page 31

2. Please revise to correct the number of shares of common stock to be owned after the offering by M2B Funding Corp. or advise. Your disclosure indicates that M2B Funding Corp. currently beneficially owns 3,235,702 shares of common stock and will be receiving 22,222,222 shares under the Note for a total pre-offering holding of 25,457,924 shares.

Because the maximum number of shares it will be selling is 22,222,222 shares, the disclosure should show that it will beneficially own 3,235,702 shares after the offering.

<u>Exhibit Index, page 41</u>

3. Please file the legality opinion as Exhibit 5.1. It appears to have been filed as Exhibit 99.1.

<u>General</u>

4. Please update the financial statements and other financial information in the filing to include the year ended December 31, 2023. Refer to Rule 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lauren Pierce at 202-551-3887 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Doney